sirit Inc.

RECEIVED

2004 OCT 20 P 1:23

OFFICE OF INTER... CORPORATE FIN...

October 13, 2004

04045651

SUPPL

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street NW
Washington, DC 20549

Dear Sirs:

RE: SIRIT Inc. – Reg. No. 82-3200

Appended please find a copy of News Release #04-17 titled "SIRIT INC. SECURES ITS INAUGURAL FLORIDA TRAFFIC MANAGEMENT CONTRACT".

Yours truly,

Anastasia Chodarcewicz
Chief Financial Officer and Corporate Secretary

/encl.

PROCESSED
OCT 22 2004
THOMSON FINANCIAL

33 CITY CENTRE DRIVE, SUITE 2500, MISSISSAUGA, ON L5B 2N5 CANADA
TEL: (905) 949-4404 / FAX: (905) 949-6320 / WEB SITE: WWW.SIRIT.COM

sirit Inc.

NEWS RELEASE

NR#04-17

FOR MORE INFORMATION:

Craig Armitage
The Equicom Group
(416) 815-0700 x246
carmitage@equicomgroup.com

Lorelei L. Luchkiw
Director, Investor Relations and Communications
SIRIT Inc.
lluchkiw@sirit.com

SIRIT INC. SECURES ITS INAUGURAL FLORIDA TRAFFIC MANAGEMENT CONTRACT

Marks entry into Florida market and continued growth of advanced Traffic Management Systems

Toronto, ON – October 13, 2004 – SIRIT Inc. (TSX:SI), a leading provider of radio frequency identification (RFID) hardware technology, today announced that it has secured an order in Florida for its advanced Traffic Management Systems (TMS) solution, which is used to monitor commute time and traffic patterns. The contract, which is valued at approximately CDN $1.0 million, calls for SIRIT to deliver an RFID hardware solution.

"This contract represents an important step in our efforts to expand across the United States and to build on our leading position in this innovative, high-growth application," said John Freund, Vice President, Automatic Vehicle Identification, SIRIT Inc. "The superior technical performance of our readers was a key factor in winning this procurement and we see excellent opportunities to build on this initial order."

SIRIT's TMS solution, which has been successfully deployed in Colorado and California, is an easily implemented and cost effective way to monitor commute time and traffic patterns. By deploying SIRIT TMS readers at multiple points along designated intervals of a toll highway or freeway and connecting those points by wire or wirelessly to a central host, travel time and traffic flow can be closely monitored in real-time, accumulating valuable data for traffic management or safety engineering. In addition, driving time estimates can be made immediately available to commuters through automated traffic service lines.

Additional information on SIRIT's TMS solution and other RFID solutions can be found on the Company's Web site at www.sirit.com.

About SIRIT Inc.

Founded in 1993, SIRIT Inc. (TSX:SI) is a leading provider of Radio Frequency Identification ("RFID") solutions to customers worldwide. The company designs, manufactures, integrates and sells RFID solutions with an emphasis in several vertical markets including Supply Chain Management, Product Authentication, Asset Tracking, Security and Access Control and Automatic Vehicle Identification. Building upon years of success deploying traditional RFID products, SIRIT continues to capitalize on the growing demand for next generation RFID solutions. For more information on SIRIT visit www.sirit.com or call 1-800-498-8760.

Cautionary Note Regarding Forward Looking Statements

Safe Harbor Statement under the United States Private Securities Litigation Reform Act of 1995: Except for the statements of historical fact contained herein, the information presented constitutes "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of SIRIT to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements. Actual results may differ materially from those indicated by these forward-looking statements as a result of risks and uncertainties impacting SIRIT's business which are discussed in the section entitled "Narrative Description of the Business - Risks" in SIRIT's Annual Information Form dated March 19, 2004 as filed with the securities regulatory authorities in Canada via SEDAR. Although SIRIT has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended.